DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2026

(With Report of Independent Registered Public Accounting Firm Thereon)

(Public)

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SEC FILE NUMBER
8-12242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Daiwa Capital Markets America Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Avenue of the Americas, 49th FL
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George L. Parry	212-612-6303	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

375 9th Avenue, 17th FL	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/03	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L. Parry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Daiwa Capital Markets America Inc. _____, as of 3/31 _____, 2026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLI GORE
Notary Public - State of New York
NO. 01GO0008031
Qualified in New York County
My Commission Expires May 17, 2027

Notary Public

Signature: _____

Title: _____
Chief Financial Officer and Treasurer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Daiwa Capital Markets America Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (the Company) as of March 31, 2026, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
May 21, 2026

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2026

(In thousands)

Assets

Cash	$	1,622,767
Cash segregated for regulatory purposes		150,568
Securities purchased under agreements to resell		39,927,816
Financial instruments owned, at fair value		26,067,249
Securities borrowed		6,920,836
Receivable from customers		44,553
Receivable from brokers, dealers, and clearing organizations		36,582
Receivable from affiliates		4,782
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $40,967		14,065
Exchange memberships, at cost (fair value, $1,982)		1,073
Other assets		279,884
Total assets	$	75,070,175

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	48,349,201
Financial instruments sold, but not yet purchased, at fair value		11,652,932
Securities loaned		5,994,483
Payable to brokers, dealers, and clearing organizations		5,625,026
Loans payable		1,373,685
Payable to affiliates		105,382
Payable to customers		54,256
Accounts payable and accrued liabilities		199,860
Total liabilities		73,354,825
Commitments, contingencies and guarantees (Note 14)		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		1,515,350
Total liabilities and stockholder's equity	$	75,070,175

See accompanying notes to statement of financial condition.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), is a member of the Securities Investor Protection Corporation (SIPC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20, *Offsetting*, are met.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

on the statement of financial condition representing the securities received and a liability for the same amount representing the obligation to return these securities. As of March 31, 2026, the Company had no transactions in which it was a lender under these agreements. If the Company acts as a borrower in a borrow versus pledged transaction, there is no recognition on the statement of financial condition.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurement*. Principal transactions in regular-way trades are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Leases*

The Company enters into operating lease agreements, a majority of which are real estate agreements. A lease liability and a corresponding right-of-use (ROU) asset are recognized at the commencement of the lease. The ROU asset is recorded at an amount which may differ from the operating lease liability due to deferred or prepaid rent prepayments, initial direct costs, and lease incentives received. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease liabilities are presented within accounts payable and accrued liabilities and ROU assets are presented within other assets in the statement of financial condition.

The lease payments are discounted using a rate determined in the year the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company uses an incremental borrowing rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax in the period that includes the enactment date.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a modified separate company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The U.S. Tax Cuts and Jobs Act introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual gross receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. At this time the Company does not expect to be a BEAT taxpayer.

(g) Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM"). In accordance with ASC 280, Segment Reporting ("ASC 280"), the Company manages and reports its activities as one operating segment because of the highly integrated nature of the products and services offered by the Company. The segment's accounting policies are described earlier in this note.

The Company's single reportable segment operates as a registered broker dealer in the U.S. and consolidates its operations into Daiwa Capital Markets America Holdings Inc. for the U.S. operations of Daiwa Securities Group Inc. For more information on the segment's organization structure and business activities, refer to Note 1, "Organization".

The CODM of the segment is the Company's Chief Financial Officer and Treasurer. The Company's CODM regularly reviews the business activities and operating results of the segment, to assess its performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 19), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The measure of segment assets is total assets as reported on the Company's statement of financial condition. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

(h) Recent Accounting Standards

In 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. This ASU enhances annual income tax disclosures for all entities by requiring more granular disaggregation of information about the reporting entity's effective tax rate reconciliation and income taxes paid. The Company's prospective adoption of this standard on April 1, 2025 resulted in additional disclosures related to income tax, but it had no impact on the Company's statement of financial condition.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

(3)   Cash Segregated for Regulatory Purposes

Cash of $168,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $74,946,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Cash of $75,454,000 is segregated in special reserve bank accounts for Proprietary Accounts of Brokers (PAB) under Rule 15c3-3 of the Securities Exchange Act.

(4)   Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with fair values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2026, the Company has accepted securities with fair values of approximately $50.6 billion under resale agreements and pledged securities with fair values of approximately $59.6 billion under repurchase agreements, prior to the application of ASC 210-20. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20. At March 31, 2026, the Company's assets and liabilities were netted by approximately $10.3 billion as a result of the application of ASC 210-20. Refer to note 7 for additional information regarding offsetting.

As of March 31, 2026, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2026. These repledged securities have been used in the normal course of business.

(5)   Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2026, the Company has received securities with a fair value of approximately $6.9 billion related to its securities borrowed transactions and pledged approximately $6.1 billion related to its securities loaned transactions.

As of March 31, 2026, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2026. These repledged securities have been used in the normal course of business.

(6)   Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk,

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

there is a residual risk that a counterparty may default and the Company would be exposed to declines in the fair value of the collateral securing these transactions. The Company attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the remaining contractual maturity of the transactions at March 31, 2026 (in thousands):

		Remaining contractual maturity of the agreements			
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreement transactions:					
U.S. government and agency obligations	$ 36,652,273	1,770,198	525,492	—	38,947,963
U.S. government agency mortgage-backed obligations	18,652,003	414,522	—	—	19,066,525
Foreign government agencies	673,773	—	—	—	673,773
Total	55,978,049	2,184,720	525,492	—	58,688,261
Securities lending transactions:					
U.S. government and agency obligations	$ 597,645	—	—	—	597,645
Equity securities	3,945,148	—	—	—	3,945,148
Corporate bonds	1,451,690	—	—	—	1,451,690
Total	5,994,483	—	—	—	5,994,483
Total Borrowings	$ 61,972,532	2,184,720	525,492	—	64,682,744

(7) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward-settling

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

trades, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2026 (in thousands):

| | | (i)
Gross
amounts | (ii)
Gross
amounts
offset in the
statement
of financial
condition
(1) | (iii)=(i)-(ii)
Net amounts
presented in
the statement
of financial
condition | (iv)
Gross amounts not offset | | (v)=(iii)-
(iv) Net
amount
(3) |
					Financial instruments (2)	Cash collateral received	
Assets:							
Forward-settling trades	$	137,926	32,340	105,586	—	—	105,586
Securities borrowed		6,920,836	—	6,920,836	6,832,466	—	88,370
Securities purchased under agreements to resell - FICC		11,522,087	8,856,348	2,665,739	2,639,773	—	25,966
Securities purchased under agreements to resell - non-FICC		38,744,789	1,482,712	37,262,077	37,159,276	10,203	92,598
Total	$	57,325,638	10,371,400	46,954,238	46,631,515	10,203	312,520
Liabilities:							
Forward-settling trades	$	87,289	32,340	54,949	—	—	54,949
Securities loaned		5,994,483	—	5,994,483	5,939,847	—	54,636
Securities sold under agreements to repurchase - FICC		13,904,840	8,856,348	5,048,492	5,048,492	—	—
Securities sold under agreements to repurchase - non-FICC		44,783,421	1,482,712	43,300,709	43,067,416	114,432	118,861
Total	$	64,770,033	10,371,400	54,398,633	54,055,755	114,432	228,446

(1) Represents recognized amount of resale and repurchase agreements and forward-settling trades with counterparties subject to legally enforceable agreements that meet the applicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of exposure that is not collateralized/covered by pledged collateral.

(8) Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

At March 31, 2026, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

Financial instruments owned, at fair value:

U.S. government agency mortgage-backed obligations	$	13,516,411
U.S. government and agency obligations		6,140,961
Equity securities		4,426,000
Foreign bonds		1,215,501
Corporate bonds		453,287
Options		209,503
Forward-settling trades		105,586
	$	26,067,249

Financial instruments sold, but not yet purchased, at fair value:

U.S. government and agency obligations	$	5,595,911
Options		4,606,643
U.S. government agency mortgage-backed obligations		824,358
Corporate bonds		381,113
Foreign bonds		162,612
Forward-settling trades		54,949
Equity securities		27,346
	$	11,652,932

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2026, the Company has pledged approximately $15.8 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments, which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2026, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

		Derivative assets				Derivative liabilities		
Derivative contract type		**Notional amount**	**Fair value**	**Average fair value**		**Notional amount**	**Fair value**	**Average fair value**
Forward-settling trades	$	17,449,214	105,586	30,910	$	13,171,691	54,949	59,953
Options		57,354,360	209,503	104,491		57,355,497	4,606,643	1,129,193
Futures		70,257	—	—		1,176,935	—	—
Total	$	74,873,831	315,089	135,401	$	71,704,123	4,661,592	1,189,146

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

The Company's activities in forward-settling trades include transactions in securities for which the settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risks.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a)   *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, foreign bonds, and most OTC derivatives. As part of the equities business, the Company manages a group of listed equities and options on a portfolio basis as part of its trading strategy. As the group of contracts are managed and reported to management on a net exposure basis, the Company has elected the portfolio exception approach to measuring fair value pursuant to ASC 820-10-35-18D. Given the portfolio is valued using inputs that are either directly or indirectly observable, these positions are classified as level 2.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2026 and 2025, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2026 (in thousands):

		Fair value measurement		
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government agency Mortgage-backed obligations	$ —	13,516,411	—	13,516,411
U.S. government and agency obligations	6,140,961	—	—	6,140,961
Equity securities	799	4,425,201	—	4,426,000
Foreign bonds	—	1,215,501	—	1,215,501
Corporate bonds	—	453,287	—	453,287
Options	8,746	200,757	—	209,503
Forward-settling trades	—	105,586	—	105,586
Financial instruments owned, at fair value	$ 6,150,506	19,916,743	—	26,067,249
Liabilities:				
U.S. government and agency obligations	$ 5,595,911	—	—	5,595,911
Options	8,498	4,598,145	—	4,606,643
U.S. government agency mortgage-backed obligations	—	824,358	—	824,358
Corporate bonds	—	381,113	—	381,113
Foreign bonds	—	162,612	—	162,612
Forward-settling trades	—	54,949	—	54,949
Equity securities	309	27,037	—	27,346
Financial instruments sold, but not yet purchased, at fair value	$ 5,604,718	6,048,214	—	11,652,932

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended March 31, 2026.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

(b) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying securities. The fair value measurements for Level 2 corporate bonds and foreign bonds are based on quoted market prices but trade in markets that are considered to be less active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources. For the Delta One equity and option strategy for which the Company elected the portfolio exception, fair value is measured based on a price a market participant would pay to acquire each portfolio in a single transaction. The portfolio components are considered level 2.

Derivatives

Exchange-traded derivatives are valued using quoted prices. Listed options as part of the equity business are measured using the portfolio exception and are considered level 2. OTC derivatives, such as forward-settling contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(9) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2026, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Margin deposit	$	31,183
Securities failed to deliver		2,217
Other		3,182
	$	36,582

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

Payable to brokers, dealers, and clearing organizations:

Net payable for unsettled regular-way trades	$	5,358,055
Securities failed to receive		103,324
Clearing organizations		142,343
Payable to affiliates		20,792
Other		512
	$	5,625,026

(10) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition. At March 31, 2026, amounts receivable from and payable to customers consisted of the following (in thousands):

Receivable from customers:		
Variation margin on open TBA trades	$	24,978
Open security transactions		19,261
Other		314
	$	44,553
Payable to customers:		
Variation margin on open TBA trades	$	31,485
Open security transactions		12,479
Payable to affiliates		9,585
Other		707
	$	54,256

(11) Loans Payable

At March 31, 2026, loans payable consisted of the following (in thousands):

Loans	Maturity date	Interest rate		Balance
Parent loan	April 2026	3.91%	$	556,000
Affiliate loan	August 2026	1.04%		12,587
Affiliate loan	April 2026	0.94%		105,098
Bank loan	April 2026	4.54%		150,000
Bank loan	May 2026	4.43%		100,000
Bank loan	May 2026	4.43%		200,000
Bank loan	July 2026	4.38%		200,000
Bank loan	May 2026	4.53%		50,000
			$	1,373,685

The Company's loan payable to Parent is under $1.2 billion in revolving loan facilities. The two affiliate loans are denominated in yen with face value of ¥2 billion and ¥16.7 billion respectively. They are under a ¥140 billion revolving loan facility which the Company shares with the Parent. The Company's bank loans are under total of $850 million uncommitted credit facilities, with interest rates based on the bank's cost of funds plus an

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

applicable margin. At March 31, 2026, these loans had an interest payable of $8,942,000. They are primarily used to finance the Company's securities operations. In addition, the Company had an available, committed and undrawn revolving unsubordinated loan from Parent in the amount of $300 million.

(12) Subordinated Borrowings

As of March 31, 2026, the Company had a subordinated note payable to the Parent of $200,000,000 with a maturity date of December 31, 2027. The note is treated as equity for the purposes of determining net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the note is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

This note bears interest at rates based on SOFR plus 25 basis points. As of March 31, 2026, this rate was 3.91%, with interest payable of $673,000. This liability is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as capital by the Company in computing net capital under Rule 15c3-1.

(13) Leases

The Company leases office space under non-cancelable operating lease agreements expiring at various dates through the year ending March 31, 2046, some of which include options to extend or to terminate the leases. For the majority of leases entered into during the current period, the Company has concluded it is not reasonably certain that it would exercise the options to extend or terminate the leases. Therefore, as of the lease commencement date, the lease terms generally do not include these options. Minimum future rental on operating leases and information on the remaining average lease term and discount rate at March 31, 2026 are displayed in the following table (in thousands):

Years ending March 31:		
2027	$	5,072
2028		4,798
2029		4,798
2030		4,804
2031		4,894
Thereafter		74,688
Total lease payments		99,054
Less: imputed interest		44,791
(1) Total operating lease liabilities	$	54,263
(2) Operating lease right-of-use assets	$	53,349
Weighted average remaining lease term (in years)		19.1
Weighted average discount rate		6.8%

(1) Included in accounts payable and accrued liabilities on the statement of financial condition.

(2) Included in other assets on the statement of financial condition.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

(14) Commitments, Contingencies, and Guarantees

The Company has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $14,201,000 at various dates through the year ending March 31, 2029.

From time to time, the Company may become involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements of $3.5 billion and $4.7 billion respectively, at March 31, 2026.

(15) Income Taxes

The significant components of the Company's net deferred tax liabilities included in accounts payable and accrued liabilities in the accompanying statement of financial condition at March 31, 2026 are as follows (in thousands):

Deferred tax assets:		
Lease liabilities	$	12,067
Deferred compensation		596
Accrued expenses		775
Total gross deferred tax assets		13,438
Valuation allowance		—
Deferred tax assets, net of valuation allowance		13,438
Deferred tax liabilities:		
ROU assets		11,843
Depreciation		1,897
Total gross deferred tax liabilities		13,740
Net deferred tax liabilities	$	302

There is no valuation allowance recorded against the Company's deferred tax assets. The valuation allowance represents the portion of the Company's deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. Management believes that the realization of the deferred tax asset of $13,438,000 at March 31, 2026 is more likely than not based on expectations of future taxable income.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

Income taxes payable to affiliates of $22,977,000 are included in accounts payable and accrued liabilities on the statement of financial condition as of March 31, 2026.

The Parent files a consolidated federal income tax return that includes the Company. Major taxing jurisdictions for the Company and tax years for each that remain open to examination are as follows:

U.S. Federal	March 31, 2023 and later
New York State	March 31, 2016 and later
New York City	March 31, 2023 and later
California	March 31, 2022 and later
Massachusetts	March 31, 2023 and later

Management has evaluated state tax positions. The Company does not anticipate that any adjustments would result in a material change to its financial position within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Beginning balance April 1, 2025	$	1,013
Net decrease related to prior year state tax		(94)
Increase related to current year state tax		3
Lapse of statute of limitations		—
Decrease due to settlement with taxing authorities		—
Ending balance March 31, 2026	$	922

As of March 31, 2026, there is $732,000 of unrecognized tax benefit that, if recognized, would affect the annual effective tax rate.

(16) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2026 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	7,139,071
Financial instruments owned, at fair value		2,031
Securities borrowed		142,135
Receivable from brokers, dealers, and clearing organizations		7
Receivable from affiliates		4,782
Other assets		563

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

Liabilities:

Securities sold under agreements to repurchase	$	278,329
Financial instruments sold, but not yet purchased, at fair value		1,248
Securities loaned		488,131
Loans payable		673,685
Payable to brokers, dealers, and clearing organizations		25,225
Payable to affiliates		105,382
Payable to customers		9,585
Accounts payable and accrued liabilities		23,455
Subordinated borrowings from Parent	$	200,000

(17) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(18) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the fair value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the fair value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(19) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b.   2% of aggregate debit balances arising from customer transactions, as defined; or

c.   8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange, which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2026

withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2026, the Company had net capital of $1,333,770,000, which was $1,332,181,000 in excess of the minimum net capital required under Rule 15c3-1.

(20) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 21, 2026, the date at which the statement of financial condition is available to be issued, and determined that there are no other items to recognize or disclose.